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EMAIL:  SALSHEIMER@OLSHANLAW.COM

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June 2, 2022

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Perry Hindin
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hasbro, Inc. (“Hasbro” or the “Company”)
Definitive Additional Material filed on May 19, 2022 (the “DFAN”)
Filed by Alta Fox Opportunities Fund, LP, Alta Fox Capital Management, LLC, Connor Haley et al.
File No. 001-06682

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 27, 2022 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with Alta Fox Opportunities Fund, LP and the other participants in its solicitation (collectively, “Alta Fox”) and provide the following responses on Alta Fox’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

Definitive Additional Material filed on May 19, 2022

General

1.	The soliciting material includes the statement that “Hasbro’s deceptive analysis also fails to mention that the only reason management earned a substantial performance equity payout in FY21 was because of drastic cuts to cumulative performance targets taken in FY21. Specifically, in FY21 Hasbro’s Board lowered management’s 3-year revenue target by 8%, cumulative EPS target by 18%, and ROIC margin by 80 basis points from the prior year” (emphasis added). It is our understanding that Hasbro’s Board took no action in FY21 to cut or lower these performance targets, which were set in the first quarter of FY19 and have remained unchanged since then. Please advise or revise. To the extent you are not able to provide support for such statement, and given the impact such statement may have on an investor’s voting decision with respect to both Proposals 1 and 2, please file and disseminate appropriate corrective disclosure acknowledging that Hasbro’s Board did not cut the FY19-FY21 performance targets at any point after they were set in FY19.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 2, 2022

Alta Fox acknowledges the Staff’s comment, but Alta Fox respectfully contends that cumulative performance targets for FY21 were, in fact, significantly decreased (“taken”) from FY20 by the precise amounts cited in the DFAN. While the original decision was made in 2019, this was first revealed to investors in 2022. It is therefore consistent to say that the cumulative targets (knowable to investors) were taken down and drastically cut in FY21 relative to FY20 and previous years. Therefore Alta Fox believes its original statement is both factually true and consistent with the spirit of the comment. While Alta Fox recognizes in light of the Staff’s comment that the use of the word “taken” may be semantically suboptimal, this does not detract from the fact that Hasbro’s cumulative FY21 targets were decreased meaningfully from the previous year. This is important because, without the reduced performance hurdles, management would have received significantly lower equity bonuses in FY21. Therefore, Alta Fox believes the sentence as stated is factual, fair and fully supportive of its opinion that the Company has poor alignment in terms of “pay-for-performance.”

2.	The soliciting material also includes the statements that “Hasbro’s shareholders underperformed the S&P 500 by >500% since refusing to be acquired by Mattel in 1996” and “Hasbro’s shareholders underperformed the S&P 500 by nearly 300% following Hasbro’s refusal of Provide Equity Partners” (emphasis added). Please supplementally provide support for such statements, including the measurement dates used to calculate these figures, and to the extent you make such statements in future soliciting materials, please include the specific measurement dates used.

Alta Fox acknowledges the Staff’s comment and provides the following information on a supplemental basis. Regarding Hasbro’s long-term underperformance versus the S&P 500, Alta Fox uses a starting date of 2/5/96 (immediately following the breakdown of merger discussions) and lowers Hasbro’s comparative normalized starting value by 42% to account for the 73% premium (42% being mathematically equivalent to a 73% increase) forfeited by shareholders due to management’s decision to not accept Mattel’s acquisition offer. Alta Fox runs this analysis to 2/16/22, which is the date of Hasbro’s unaffected stock price immediately prior to Alta Fox’s campaign announcement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Sebastian Alsheimer

Sebastian Alsheimer

cc:	Connor Haley, Alta Fox Capital Management, LLC